1040-999 W. Hastings Street Vancouver, BC, Canada V6C 2W2 Tel: 604.683-1102 Fax: 604.683.2643

Our File No. 1707

 July 12, 2007

VIA EMAIL & EDGAR:  delaneyd@sec.gov

Attention: Donald Delaney

United States Securities & Exchange Commission
Division of Corporate Finance
100 F Street. N.E.
Washington, DC
20549-7010

Dear Mr. Delaney

re:

Canarc Resource Corp.  (the "Company")

Form 20F for the Fiscal Year Ended December 31, 2005

File Number 000-18860

Further to our June 22 2007 letter to you on this matter, we attach as Schedule “A” the Company’s response to the accounting issues raised in your faxed letter dated May 31, 2007.

In addition, we also confirm that the Company has now filed on EDGAR (July 2, 2007) its Form 20F for the year ending December 31, 2006 and that the disclosure included therein answers all of the technical disclosure matters previously raised by your office.  In addition, its current accounting disclosure, and, specifically Note 12 US/Cdn. GAAP reconciliation on pages 113 to 116, set out disclosure consistent with the Company’s recent, and included, comments to those specific accounting issues that you have raised.

In relation to this current new disclosure (and provided we have adequately answered your concerns) we  seek your advice on the most appropriate way to deal with updating public disclosure.  As previously mentioned on page 5 of our letter to you dated May 3, 2007, we respectfully suggest that you may wish to consider that the current public disclosure of the Company, either in its recently filed Form 20-F or in its attached Financial Statements, or both together in their current form, may be the best and most logical way to deal with properly updating the public, rather than filing an amended Form 20F for the period ending December 31, 2005, or restating the related financials.

Please call or email (slockwood@vectorlaw.com) should you have any questions or comments.

Yours very truly,

Vector Corporate Finance Lawyers

Per: “Stewart L. Lockwood”

Cc:

Canarc Resource Corp. (Attn: Philip Yee via email)

SCHEDULE “A”

CANARC RESOURCE CORP. (the “Company”)

Responses to Comment Letter from Securities and Exchange Commission dated May 31, 2007

File No. 000-18860

1.

The following items represent our revisions which have either been incorporated in the audited financial statements for fiscal 2006 or in Note 12 (reconciliation between Canadian and US GAAP) to the financial statements in the Form 20-F for fiscal 2006.

(a)

The 2005 comparative figures in the cash flow statement for fiscal 2006 have been amended in the 2006 financial statements as included in both the audited financial statements for the year ended December 31, 2006 and the reconciliation between Canadian and US GAAP in the Form 20-F for fiscal 2006, as follows:

	Year ended December 31, 2005
(US$000s)	(As previously	(As amended in
	stated)	the comparatives)

Cash provided from (used for):

Operations:
Income for the year	$315	$315
Items not involving cash:
Amortization	4	4
Equity loss from investment in affiliated company	3	3
Gain on disposition of marketable securities	(1,225)	(1,225)
Gain on dilution from long term investment	(621)	(621)
Divestiture of long term investment in affiliated company	(78)	-
Future income tax recovery	(143)	(143)
Non-controlling interest	(22)	-
Share appreciation rights	3	3
Stock-based compensation	432	432
Unrealized currency translation gain	(18)	(29)
Write-down of marketable securities	2	2
Write-down of mineral properties	170	170
Write-off of debt due from affiliated company	542	542
	(636)	(547)
Changes in non-cash working capital items:
Receivables and prepaids	67	67
Due to/from related parties	(118)	(118)
Accounts payable and accrued liabilities	(38)	(35)
	(725)	(633)

Financing:
Issuance of common shares	41	38

Investing:
Proceeds from disposal of marketable securities	2,009	2,009
Acquisition of marketable securities	(789)	(789)
Mineral properties, net of recoveries	(762)	(851)
	458	369

Decrease in cash and cash equivalents	(226)	(226)
Cash and cash equivalents, beginning of year	715	715

Cash and cash equivalents, end of year	$489	$489

The 2005 comparative figures in the consolidated cash flow statement for fiscal 2006 were revised based upon the following “reconciling account” for Aztec Metals Corp. (“Aztec Metals”) used to determine the cash flows of the Company as follows:

Cash	$(40,604)
Mineral properties	(49,313)
Accounts payable and accrued liabilities	2,967
Non-controlling interest in Aztec Metals Corp.	84,132
Other items	2,818
Balance	$-

The reconciling account represents the net assets of Aztec Metals including the non-controlling interest in Aztec Metals prior to the dilution and was incorporated in the determination of cash flows.

(b)

In Note 12 of the audited financial statements for fiscal 2006 as included in the Form 20-F for fiscal 2006, the 2005 comparative figures in the 2006 reconciliation of income (loss) under Canadian GAAP to income (loss) under US GAAP has been amended as follows:

	Year ended December 31, 2005
	(As previously	(As amended in
	stated)	comparatives)

Income for the year under Canadian GAAP	$315	$315

Adjustments to reconcile to U.S. GAAP:
Adjustment for marketable securities	360	360
Gain on dilution from long term investment	-	(621)
Mineral property exploration costs incurred in the year	(920)	(920)
Deferred exploration costs included in write-down
of mineral properties	14	14
Adjustment for future income tax recovery	(143)	(143)

Loss for the year under U.S. GAAP	$(374)	$(995)

Basic and diluted loss per share under U.S. GAAP	$(0.01)	$(0.02)

Weighted average number of shares outstanding	58,518,229	58,518,229

The amended 2005 comparative figures in the 2006 reconciliation of income (loss) under Canadian GAAP to income (loss) under US GAAP include changes in the Company’s proportionate interest in the subsidiary from additional equity raised by the subsidiary which should be accounted as an equity transaction under US GAAP.  That is the dilution gain of $621,000 has been excluded in the net loss under US GAAP, and thus the loss per share under US GAAP has been adjusted accordingly.

(c)

In Note 12 of the audited financial statements for fiscal 2006 as included in the Form 20-F for fiscal 2006, the 2005 comparative figures in the 2006 reconciliation of cash used for operating activities under Canadian GAAP to cash used for operating activities under US GAAP has been amended as follows:

	Year ended December 31, 2005
	(As previously	(As amended in
	stated)	comparatives)

Cash used for operating activities under Canadian GAAP (i)	$(633)	$(633)

Adjustment to reconcile to U.S. GAAP:
Adjustment for gain on dilution from long term investment	-	621
Adjustment for mineral property exploration costs	(920)	(920)
Adjustment for future income tax recovery	143	143

Cash used for operating activities under U.S. GAAP	$(1,410)	$(789)

(i)

Cash used for operating activities under Canadian GAAP is derived from Item 1(a) of this document and incorporates the revised changes in the 2005 comparative figures used the audited consolidated financial statements for fiscal 2006 as included in the Form 20-F for fiscal 2006.

Given the gain on dilution is accounted as an equity transaction under US GAAP, the reconciliation of cash from operating activities under Canadian GAAP is adjusted for such gain for US GAAP.

2.

Explanatory comments regarding revisions and amendments have been included in Item 1.

3.

As previously provided in our response letter dated May 3, 2007, the net gain of $621,000 from the dilution of Aztec Metals was determined as follows:

The net gain of $621,000 was recorded as “Gain on dilution from long term investment” which is included the section after “Loss before the undernoted” in the Consolidated Statement of Operations and Deficit.  Its accounting under Canadian GAAP is in accordance with CICA Handbook Section 1600.47.

The net gain of $621,000 was attributable to the Company’s dilution in its interest in Aztec Metals which is recognized from a consolidated perspective as calculated in the above schedule.  The net gain was not attributable to the debt settlement.  Aztec Metals had a net shareholders’ capital deficiency (i.e.  “negative” shareholders’ equity or alternatively, total liabilities exceeded total assets), and the reduction of the Company’s interest in Aztec Metals would result in changing the Company’s accounting for its investment in Aztec Metals from consolidation to equity method.  The equity method would exclude Aztec Metals’ net shareholders’ capital deficiency from the Company’s financial statement and thus the Company would recognize a dilution gain.

The debt settlement with Aztec Metals did not result in the recognition of the net gain of $621,000.  The debt settlement of $81,169 was determined as follows:

Number of units received by the Company from Aztec Metals		1,000,000
Value per unit of CAD$0.10	CAD$	$0.10
Debt settlement in Canadian dollars	CAD$	$100,000
Exchange rate (CAD$ per US$)		1.2320
Debt settlement in US dollars	US$	$81,169

4.

The closing of the private placement by Aztec Metals reduced the Company’s interest from 63.14% to 19.14%.  However, prior to the dilution, the Company controlled Aztec Metals and therefore included 100% of Aztec Metals’ deficit in the Company’s consolidation amounts (no amount was assigned to minority interest as the allocated losses would have exceeded their investment).  To determine the dilutive effect, the Company would recognize a gain of 80.86% of Aztec Metals’ deficit, being that portion which the Company no longer has to be responsible for as the Company would only have a 19.14% interest in Aztec Metals.

The origin of “additional adjustments related to foreign exchange and other items” represents miscellaneous adjustments arising from the accounting for prior period transactions between the Company’s functional and reporting currencies.  Aztec Metals is a British Columbia company and uses the Canadian dollar as its functional currency but has a reporting currency in US dollars.  Aztec Metals has a wholly-owned subsidiary, Minera Aztec SA de CV (“Minera Aztec”), which has a functional currency in Mexican pesos but a reporting currency in US dollars.  Therefore the dilution effect from the changes in the Company’s interest in Aztec Metals arises from previous income statement impacting exchange factors amongst the Canadian dollar, US dollar and Mexican pesos.  We note that the amount involved is less than 0.3% of total assets and equity of the Company.

5.

The Company recorded the debt settlement with Aztec Metals in a journal entry as follows:

(in terms of US dollars)	DR	CR

Investment in Aztec Metals	81,169
Loan due from Aztec Metals		81,169
Canarc agrees to accept 1,000,000 Aztec Metals shares
at a value of CAD$0.10 per share plus warrants
for 500,000 common shares with an exercise price
of CAD$0.12 and an expiry date of Nov 25, 2006
in settlement of debt of CAD$100,000;
debt of US$542,051 remain owing by Aztec Metals to Canarc

The Company recorded the write-off of debt owed by Aztec Metals in a journal entry as follows:

(in terms of US dollars)	DR	CR

Write-off of debt due from Affiliated Company	542,051
Loan due from Aztec Metals		542,051
Canarc write-offs debts owed by Aztec Metals

Relative to the guidance provided in EITF 98-13, debt settlement of $81,169 increased the Company’s carrying value of its investment in Aztec Metals by the same amount and also resulted in the Company’s interest in Aztec Metals being 26.52%, subsequent to the dilutive effect from the closing of Aztec Metals’ private placement outside the consolidated entity.  Given that Aztec Metals did not write off the debt owed to the Company and such debt continued to be recorded by Aztec Metals as being owed to the Company, there was no impact on the Company’s investment in Aztec Metals from the Company’s write-off of such debt owed by Aztec Metals (i.e.  Aztec Metals did not record and the Company did not equity pick up a gain from Aztec Metals writing off its debt).  With its interest of 26.52% in Aztec Metals and its ability to exert significant influence, but not control, over Aztec Metals, the Company accounts for its investment in Aztec Metals using the equity method;  in prior years the Company consolidated the financial statements of Aztec Metals.

The debt of $642,051 as referred in your letters dated December 15, 2006 and May 31, 2007 and in our letter dated May 3, 2007 should be $623,657.  It would seem that the $642,051 was calculated using different amounts with different exchange rates as follows:

Write-off of debt (stated in US dollars)	$542,051
Debt settlement proceeds 1,000,000 units at CAD$0.10 per unit (stated in Canadian dollars)	100,000
Balance ("erroneously" stated in summing two different currencies: US and Canadian dollars)	$642,051

Details of the changes in the debt owed to the Company by Aztec Metals are as follows (in US dollars):

Debt owed to Canarc by Aztec Metals prior to debt settlement and write-off of debt			$623,657

Less:
Debt settlement by the issuance of 1,000,000 units
of Aztec Metals at CAD$0.10 per unit:
Number of units	1,000,000
Value per unit in Canadian dollars	$0.10
Debt settlement in Canadian dollars	$100,000
Exchange rate (CAD$ per US$)	1.2320
Debt settlement in US dollars		$81,169

Write-off of debt by Canarc for debt owed by Aztec Metals		542,051
Foreign exchange		437
			(623,657)

Balance			$0

Details of the changes in the Company’s investment account for its interest in Aztec Metals are as follows:

Investment in Aztec Metals, January 1, 2005			$100

Add:
Debt settlement by the issuance of 1,000,000 units
of Aztec Metals at CAD$0.10 per unit:
Number of units	1,000,000
Value per unit in Canadian dollars	$0.10
Debt settlement in Canadian dollars	$100,000
Exchange rate (CAD$ per US$)	1.2320
Debt settlement in US dollars		$81,169
			81,169
Less:
Equity interest in net loss of Aztec Metals		2,797
			(2,797)

Investment in Aztec Metals, December 31, 2005			$78,472

At December 31, 2005, the Company effectively has a 26.52% interest in Aztec Metals and has significant influence, but not control, over Aztec Metals resulting is a deconsolidation of Aztec Metals from the Company, and such investment is recorded on an equity basis.